BY EDGAR TRANSMISSION

February 11, 2013

Ms. Rebecca Marquigny

Mr. Jason Fox

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Variable Contracts Funds, Inc.

            Response to SEC Staff Comments on:

Registration Statement on Form N-14

            Pursuant to Securities Act of 1933

            Registration No. 333-171242

Dear Ms. Marquigny:

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me on Wednesday, February 6, 2013. Changes in response to staff comments will be made by the Registrant in a Form 497 related to the Reorganization of the Asset Allocation Account into the Strategic Asset Management Balanced Portfolio.

Comment 1. On the coversheet, please include the phone number for Principal Variable Contracts Funds, Inc.’s principal executive offices.

Response.  The requested disclosure has been made.

Comment 2.   Please revise for clarity in the proxy/registration statement, the method of calculation in determining the estimated reimbursement costs of $35,000 that PMC is expected to reimburse the Acquired Fund for trading costs related to the Reorganization.

Response. The requested disclosure has been made.

Comment 3.   In the preamble to the “Comparison of Acquired and Acquiring Funds” section of the proxy/registration statement, please include disclosure explaining that as the Acquiring Fund is a fund-of-funds, a majority of the Acquiring Funds fees and expenses are related to underlying fees and expenses.

Response. The requested disclosure has been made.

Comment 4. Please confirm that footnote one to the fee table is correct.

Response. The Registrant confirms that footnote one to the fee table is correct.

Comment 5. Given the reference to small-cap and mid-cap investments in the Acquired Fund’s principal strategies narrative, please add corresponding small-cap and mid-cap risks in the Item 4 risk discussion.

Response. The Registrant reviewed its disclosure regarding small- and medium-sized companies and believes the risks are appropriately disclosed in the “Equities Securities Risk” disclosure.  The Equity Securities Risk used in the Principal Risk section highlights some differences between various market capitalization segments and notes that small- and mid-sized companies may present greater risk and volatility than large-sized companies.

Comment 6. Given the reference to asset-backed and mortgage-backed securities in the Acquired Fund’s principal risk narrative, please add corresponding asset-backed and mortgage-backed securities risks in the Item 4 risk discussion.

Response.   The Registrant has added “Prepayment Risk” to the list of Principal Risks of the Acquired Fund. The Registrant believes that this this particular risk, along with “Portfolio Duration Risk” and “Fixed-Income Risk” appropriately cover the risks of investing in asset-backed and mortgage-backed securities.

Comment 7.  Please confirm that the disclosures for the “Lowest return for a quarter during the period of the bar chart above” are correct for both the Acquired Fund and the Acquiring Fund.

Response.  The Registrant confirms that the disclosures are correct.

Comment 8. Please revise the benchmark descriptions in the “Performance” section of the proxy/registration statement to conform to Item 4, Instruction 2(b).

Response.  The requested disclosure has been made revised.

Comment 9.   In the disclosure under “Plan of Acquisition”, please revise to clarify which expenses PMC will be paying with regards to the Reorganization.

Response. The requested disclosure has been made.

Comment 10.   Please revise the proxy/registration statement to remove references to Class 2 shares if appropriate.

Response. The requested disclosure has been made.

Comment 11. Please confirm that the “Decrease in shares outstanding of the Acquired Fund to reflect the exchange for shares of the Acquiring Fund” section of the Capitalization table is correct.

Response. The Capitalization table has been revised to correct the “Shares Outstanding” column.

Comment 12. Please revise the “Additional Information About Investment Strategies And Risks” section to disclose principal investment strategies of both the Acquiring Fund and the funds in which the Acquiring Fund invests.

Response. The requested disclosure has been revised.

Comment 13. In the “Pricing of Fund Shares” section, please revise to disclose that the fair value policy was adopted by the Fund.

Response. The requested disclosure has been made.

Comment 14. In the “Voting Information” section, please explain that the presence of only Principal Life Insurance Company will constitute a quorum.

Response. The requested disclosure has been made.

Comment 15. Please confirm that all exhibits required to be filed with the N-14 proxy/registration statement have been filed or appropriately incorporated by reference.

Response. The Registrant confirms that all appropriate exhibits required to be filed with the N-14 proxy/registration statement have been filed or incorporated by reference, except for the required tax opinion which shall be filed at a later date.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh

Assistant Counsel

Principal Funds, Inc.